January 10, 2007

Mail Stop 4561

Mr. Ralph A. Fredericks
Treasurer
Holobeam, Inc.
217 First Street, PO Box 287
Ho-Ho-Kus, NJ 07423

Re: Holobeam, Inc.
        Form 10-K for the year ended September 30, 2006
        Filed December 28, 2006
        File No. 0-03385

Dear Mr. Fredericks:

        We have reviewed your filing and have the following comment. We have limited
our review of your filing to those issues we have addressed in our comment. Where
indicated, we think you should revise your document in response to this comment. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In our
comment, we ask you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2006

Financial Statements

Reports of Independent Registered Public Accounting Firm

1. Your predecessor auditor's report does not seem appropriate since the restatement
   adjustments have not been audited. Please amend your filing to include an audit
   report that expresses an opinion on the *restated* 2004 and 2005 financial
   statements.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Associate Chief Accountant